SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

P.E.
9-18-02

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: September 18, 2002

AMATEK INDUSTRIES PTY. LIMITED

ACN 081 870 653
(Registrant's Name)

6-8 Thomas Street,
Chatswood, New South Wales 2067
Australia
(Registrant's Address)

Commission File Number 0-10502

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amatek Group

6 Thomas Street,
Chatswood, N.S.W. 2067
P.O. Box 295, Chatswood 2057
Telephone: +61 2 9928 3529
Facsimile: +61 2 9928 3539

18 September, 2002

Amatek Sells Laminex for A$665 million

Amatek Holdings Limited announced today that is has agreed to sell The Laminex Group to Fletcher Building Limited for a total potential price of A$665 million. The price includes A$20 million which is conditional on the performance of the business for the year ending 30 June 2003. Finalisation of the sale will depend on regulatory approval and a vote of Fletcher Building Limited shareholders expected to take place at their AGM on 12th November.

The Laminex Group is Australia's leading marketer, distributor and producer of premium decorative laminates and decorated woodpanels for use in residential and commercial applications, as well as having a significant export business in MDF and particleboard woodpanels to Asia. The Laminex Group has a portfolio of market leading brands in Australia and New Zealand including Laminex, Formica and Formex. Sales revenue for the year ending 30 June 2002 was A$654 million and the company has 1900 employees.

Commenting on the sale, Dr John Nolan, Chief Executive of Amatek, said "Laminex is an exceptional business which has grown and developed under its strong management team, having acquired the Formica operations from CSR in August 1999 and the publicly listed Wesfi Limited in February 2001. We believe that Laminex will now make an excellent fit with, and will complement, Fletcher Building's operations."

Enquiries: Dr John Nolan
Amatek Group
+61 2 9928 3530

Amatek Industries Pty Limited
A.C.N. 061 870 653

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMATEK INDUSTRIES PTY LIMITED

By: [signature]

Name: Ross E. Cook

Title: Director

Date: September 18, 2002